Exhibit 99.1

CGI INC.

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

FEBRUARY 1, 2023

The Annual General Meeting of Shareholders of CGI Inc. (“CGI”) was held on Wednesday, February 1, 2023 at 11:00 a.m. via live webcast. 1,823 shareholders holding 157,428,834 Class A subordinate voting shares and 26,445,706 Class B shares (multiple voting) were present or represented by proxy at the meeting, representing approximately 88.59% of the total votes attached to all issued and outstanding shares as of the record date on December 5, 2022.

Election of directors

All 15 directors proposed for election at the Annual General Meeting of Shareholders were elected by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the election of directors were as follows:

	Votes for		Votes withheld
	#	%	#	%
George A. Cope	416,131,541	99.10%	3,781,829	0.90%
Paule Doré	400,081,802	95.28%	19,831,568	4.72%
Julie Godin	415,566,518	98.96%	4,346,852	1.04%
Serge Godin	404,384,435	96.30%	15,528,935	3.70%
André Imbeau	416,185,687	99.11%	3,727,683	0.89%
Gilles Labbé	414,181,223	98.63%	5,732,147	1.37%
Michael B. Pedersen	413,270,799	98.42%	6,642,571	1.58%
Stephen S. Poloz	418,661,891	99.70%	1,251,479	0.30%
Mary G. Powell	416,124,918	99.10%	3,788,452	0.90%
Alison C. Reed	418,476,926	99.66%	1,436,444	0.34%
Michael E. Roach	416,706,610	99.24%	3,206,760	0.76%
George D. Schindler	416,889,033	99.28%	3,024,337	0.72%
Kathy N. Waller	418,254,079	99.60%	1,659,291	0.40%
Joakim Westh	412,883,512	98.33%	7,029,858	1.67%
Frank Witter	418,468,059	99.66%	1,445,311	0.34%

Appointment of the auditor

The resolution to appoint PricewaterhouseCoopers LLP as CGI’s auditor to hold office until the next annual meeting of shareholders or until its successor is appointed, and to authorize the Audit and Risk Management Committee to fix its remuneration, was adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the appointment of the auditor were as follows:

	Votes for		Votes withheld
	#	%	#	%
Auditor	421,054,684	99.80%	831,209	0.20%

Shareholder proposals

Shareholder Proposal Number One was withdrawn by the shareholder who made the proposal, and no vote was held on Shareholder Proposal Number One at the Annual General Meeting of Shareholders.

Shareholder Proposal Number Two was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal Number Two were as follows:

	Votes for		Votes against
	#	%	#	%
Shareholder Proposal Number Two	21,405,204	5.10%	398,508,165	94.90%

Shareholder Proposal Number Three was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal Number Three were as follows:

	Votes for		Votes against
	#	%	#	%
Shareholder Proposal Number Three	12,798,449	3.05%	407,114,921	96.95%

Shareholder Proposal Number Four was not adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI in relation to Shareholder Proposal Number Four were as follows:

	Votes for		Votes against
	#	%	#	%
Shareholder Proposal Number Four	66,675,461	15.88%	353,237,909	84.12%